January 24, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Hodan Siad and Benjamin Meeks

Re:	BMW Auto Leasing LLC Financial Services Vehicle Trust Registration Statement on Form SF-3 Filed November 19, 2024 File Nos. 333-283340 and 333-283340-01

Dear Ms. Siad and Mr. Meeks:

On November 19, 2024, our client, BMW Auto Leasing LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3, including a form of prospectus for use in offering one or more series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On December 16, 2024, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”), including an amended form of prospectus (the “Amended Prospectus”) and amended form of filing fee table (the “Filing Fee Table”).  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus are to the Amended Prospectus unless otherwise indicated.

Registration Statement on Form SF-3

General

1.
Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Securities and Exchange Commission
Division of Corporation Finance
January 24, 2025

Response:  We hereby confirm, on behalf of the Company, that the Company and any issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.
Comment:  Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Response:  We hereby confirm, on behalf of the Company, that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus, consistent with General Instruction I.B.1(e) of Form SF-3.

3.
Comment:  We note your disclosure throughout your form of prospectus regarding the issuance of one or more SUBI certificates representing a beneficial interest in specified leases and related leased vehicles assigned to the vehicle trust. Please register such SUBI certificates and any other underlying certificates that have been or will be issued in connection with an offering of asset-backed securities under this registration statement, and update the filing fee table included as Exhibit 107 accordingly. Refer to Section III.A.6. of Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule 190(c) and (d).

Response:  We hereby confirm, on behalf of the Company, that the SUBI certificates are registered with respect to each offering of asset-backed securities through Financial Services Vehicle Trust, the co-registrant on the Registration Statement on Form SF-3. We have updated the Filing Fee Table included as Exhibit 107 to reflect the same.

Risk Factors

Risks Primarily Related to the Specified Leases, Specified Vehicles and Economic
Conditions

The geographic concentration of the specified leases..., page 39

4.
Comment:  Please revise your form of prospectus to include bracketed disclosure indicating that, if 10% or more of the specified leases are or will be located in any one state or other geographic region, you will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows. Refer to Item 1111(b)(14) of Regulation AB.

Response:  We direct your attention to page 40 of the Amended Prospectus, where we have revised the disclosure to include bracketed language indicating that, if 10% or more of the specified leases are or will be located in any one state or other geographic region, the

Securities and Exchange Commission
Division of Corporation Finance
January 24, 2025

applicable prospectus will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows.

The Sponsor, Administrator and Servicer, page 56

5.
Comment:  We note that BMW FS may be required to reallocate specified leases and related leased vehicles for breach of a representation or warranty and to make a reallocation payment in respect thereof. Please revise your form of prospectus to include bracketed disclosure indicating that you will provide information regarding BMW FS' financial condition if there is a material risk that the ability of BMW FS to comply with the reallocation provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

Response:  We direct your attention to page 56 of the Amended Prospectus, where we have revised the disclosure to include bracketed language indicating that the applicable prospectus will include information regarding BMW FS’ financial condition if there is a material risk that the ability of BMW FS to comply with the reallocation provision could have a material impact on pool performance or performance of the asset-backed securities.

Asset-Level Data for the Specified Leases, page 93

6.
Comment:  We note that in recent Form ABS-EE filings you have regularly provided responses to data points asking for a percent, ratio, or rate (e.g., Items 4(e)(6) and 4(f)(8) of the Appendix to Schedule AL) as a whole percent. In future filings, please provide responses to these data points in decimal format instead. Refer to the guidance provided in response to Question 9 in Compliance and Disclosure Interpretations — Information for Form ABS-EE Filings, available on the Division's website at https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosureinterpretations/information-form-abs-ee-filings.

Response:  We hereby confirm, on behalf of the Company, that in future filings, the responses to the applicable data points will be provided in decimal format.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
Division of Corporation Finance
January 24, 2025

Should you have any further questions or comments please contact me at 312‑324‑1743.

Regards,

/s/ Philip W. Russell

Philip W. Russell

cc:	Ole Jensen Luke D. Overmeyer, Esq.